Sanming Banzhu Power Station Power Purchase and Sale Contract

Exhibit 4.89

Fujian Province Electric Power Co., Ltd.

(as Buyer)

and

Sanming Zhongyin Banzhu Hydroelectric Co., Ltd.

(as Seller)

Sanming Banzhu Power Station

Power Purchase and Sale Contract

Date: 18 August 2008

Content

1	Definition and Interpretation	4

2	Representations of Each Party	5

3	Obligations of Each Party	5

4	Purchase and Sale of Electric Quantity	6

5	On-grid Tariff	6

6	Power Measurement	6

7	Electric Quantity Measurement	8

8	Electricity Fees and Payment Settlement	8

9	Force Majeure	10

10	Default Liability	10

11	Effectiveness and Term of the Contract	11

12	Applicable Law	11

13	Alteration, Transfer and Termination of the Contract	11

14	Dispute Settlement	12

15	Miscellaneous	12

Power Purchase and Sale Contract

This Power Purchase and Sale Contract, (hereinafter the “Contract”) is entered into by and between the following two parties:

The Buyer: Fujian Province Electric Power Co., Ltd., a power grid operation enterprise registered with Fujian Provincial Administration for Industry and Commerce. Its tax registration No. is 350103158142631; its domicile address is No.257 Wusi Road, Fuzhou City, Fujian Province; its legal representative is Li Weidong.

The Seller: Sanming Zhongyin Banzhu Hydroelectric Co., Ltd., a power generation enterprise with legal person status, which is registered with Sanming Administration for Industry and Commerce of Fujian Province. Its tax registration No. is 350402611108395; its domicile address is Building 160, Qianlong New Village, Sanming City, Fujian Province; its legal representative is Yao Zhengxiang.

The two Parties have provided the following contact addresses and the bank account information:

Buyer: Fujian Province Electric Power Co., Ltd.

Address: No.257 Wusi Road, Fuzhou City, Fujian Province

Postal Code: 350003

Attention: General Manager Office

Fax: 0591-87555121

Tel: 0591-87076116 (General Manager Office), 87076575 (trading center)

Seller: Sanming Zhongyin Banzhu Hydroelectric Co., Ltd.

Address: Building 160, Qianlong New Village, Sanming City

Postal Code: 365000

Attention: General Department

Tel: 0598-8202030

Fax: 0598-8202031

Name in the Bank Account: Sanming Zhongyin Banzhu Hydroelectric Co., Ltd.

Account Bank: China Power Finance Co., Ltd.

Account No.: 2121-05-01012

Whereas

(1)	The Seller owns, manages and operates the Saming Banzhu Power Station with total installed capacity of 45 MW in Sanming City, Fujian Province (hereinafter the “Station”);

(2)	The Station has been connected to the power grid managed and operated by the Buyer for operation.

Pursuant to the Contract Law of the People’s Republic of China, Power Law of the People’s Republic of China, Regulations for the Administration of Power Grid Dispatching and other state laws and regulations, the two Parties have agreed to enter into this Contract in the principle of equality, voluntariness, honesty and good faith.

1	Definition and Interpretation

1.1	Unless otherwise required by the context, terms used in this Contract shall have the following meanings:

1.1.1

“Sanming Banzhu Station” means the power generation facility with a total installed capacity of 45 MW (unit capacity is 15 MW; installed number of generators is 3, i.e., #1 unit, #2 unit and #3 unit) located at Sanming City, Fujian Province, and is owned, operated and managed by the Seller and all auxiliary facilities stretching to the property demarcation point.

	1.1.2	“Grid Connection and Dispatching Agreement” means the agreement in respect of connection of the power station to the power grid and power dispatching arrangement between the Buyer and the Seller.

1.1.3

“Buyer’s Reason” refers to the Buyer’s request or liability, including the liability for the expansion of an accident resulting from the Buyer’s failure to abide by the relevant state laws and regulations.

1.1.4

“Seller’s Reason” refers to the Seller’s request or liability, including the liability for the expansion of an accident resulting from the Seller’s failure to abide by the relevant state laws and regulations.

1.1.5

“Emergency” means accidents occurred to the power grid, or material accidents occurred to the power generation and supply equipments; or power grid frequency or voltage exceeds the stipulated range; or the load for transmission or transformation exceeds stipulated value; or the capacity value of the trunk line exceeds the stipulated stability limit, or other events that may threaten safe operation of the power grid, jeopardize the stability of power grid, resulting in the collapse of the power grid, or power outage in a large area.

1.1.6

“Business Day” means a calendar day other than the statutory public holidays. If a day agreed for payment is not a business day, then the immediate next business day of that date shall be the date of payment.

1.1.7

“Force Majeure” means any objective event that can not be foreseen, avoided and overcome, including volcano, twister, tidal wave, storm, mud-rock flow, mountainside slide, flood, fire, earthquake that exceeds the designed anti-earthquake standard, typhoon, lightning, fog flashover, etc., as well as nuclear radiation, war, epidemic, riot, etc.

1.2	Interpretation

	1.2.1	Headings in this Contract are for convenience only and shall not in any event affect the interpretation of this Contract.

	1.2.2	The appendices to this Contract and the Contract itself shall have the same legal effect.

	1.2.3	This Contract shall have binding effect on the legal assignee of either Party.

In the event specified in this clause, relevant obligator shall perform necessary notification obligation and carry out all legal procedures according to law.

	1.2.4	“Including” in this Contract means including but not limited to.

2	Representations of Each Party

Each Party represents to the other Party that:

2.1	It is an enterprise legally established and existing under the law, and has the power to execute and perform this Contract.

2.2

It has completed all procedures (including procedures for obtaining the requisite approvals, business license and permits, etc., from the government) necessary for the execution and performance of this Contract, which are legal and effective.

2.3

As of the date of execution of this Contract, no judgment, award, decision or any specific administrative action, which may have material adverse effects on the ability to perform this Contract, has been declared or taken by any court, arbitration organ, administrative authorities or regulatory agencies.

2.4

It has completed all procedures for obtaining the internal authorizations necessary for the valid execution of this Contract. The signatory of this Contract shall be its legal representative or entrusted agent. Once this Contract comes into force, it shall have legal binding effect on both Parties.

3	Obligations of Each Party

3.1	The Buyer’s obligations shall include:

	3.1.1	purchasing the power generated by the units of generators of the Seller in accordance with this Contract;

3.1.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, operating and maintaining the power transmission and transformation facilities, ensuring safety of the power system and operating in an efficient and economical manner in accordance with the standards of the state and the power industry;

3.1.3

performing power dispatching work and disclosing information in an open, fair and equitable manner in accordance with relevant state provisions, and providing information about the power load, back-up capacity, operation of transmission and transformation facilities, etc.;

	3.1.4	providing the power required for the restart of the units of generators of the Station to the Seller in accordance with the relevant state provisions or agreement between the Parties;

	3.1.5	compensating the Seller for the reasonable costs incurred for its provision of support services with compensation as required in accordance with the relevant state provisions;

3.2	The Seller’s obligations shall include:

	3.2.1	selling power conforming to the standards of the state and the power industry to the Buyer;

3.2.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, submitting to the unified power dispatching, operating and maintaining the Station in accordance with the standards of the state, the power industry and the dispatching regulations, ensuring that the operating capacity of the generators reach the technical standards and provisions formulated by the relevant state authorities, maintaining safety of the power system and operating in an efficient and economical manner;

3.2.3

providing reliability indicator of the set of generators and operation of the equipment of the Station to the Buyer on a monthly basis; reporting any equipment defects in a timely manner, regularly submitting the generators checking and repairing plan, and strictly observing the generators checking and repairing plan which has been uniformly arranged and balanced by the Buyer and agreed by both Parties;

	3.2.4	compensating the Buyer for the reasonable costs incurred for its provision of support services with compensation as required in accordance with the relevant state provisions;

	3.2.5	not supplying power directly to users without approval of relevant state authorities.

4	Purchase and Sale of Electric Quantity

4.1	The total on-grid electric quantity shall be composed of the basic on-grid electric quantity and the on-grid electric quantity acquired by other ways of transaction.

	4.1.1	Basic on-grid electric quantity

The basic on-grid electric quantity refers to the electric quantity generated in accordance with the annual power generation adjustment plan and the moderation plan of the power administrative department at the provincial level, actual situation of the power grid and water volume from the power plant of the reservoir, and by following the principle of full utility of renewable energy.

	4.1.2	On-grid electric quantity acquired by other ways of transaction

The on-grid electric quantity acquired by other ways of transaction refers to the on-grid electric quantity determined by other transaction entered into by the Seller in accordance with relevant provisions of the state or Fujian Province.

5	On-grid Tariff

5.1	The on-grid tariff of the basic on-grid electric quantity shall be the tariff determined by the department that has the power to determine the tariff and in accordance with relevant provisions.

5.2	The on-grid tariff of the on-grid electric quantity acquired by other ways of transaction shall be the tariff determined in accordance with relevant regulations.

6	Power Measurement

6.1	Metering Point

The on-grid and off-grid electric quantity metering points are located at the property demarcation points between the Station and the grid, i.e. the switch 301 and the switch 302 in Liexi transformer station. The diagram indicating the metering points at the gateways is attached as Schedule 1.

6.2	Electric Quantity Measuring Devices

6.2.1

The electric quantity measuring devices shall be allocated in accordance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000) and the Technical Regulations of Fujian Province Electric Power Co., Ltd. for the Gateway Electric Quantity Measuring Devices (Trial). The electric quantity measuring devices, before their operation, shall undergo the acceptance inspection conducted by both Parties in accordance with Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000) and the Technical Regulations of Fujian Province Electric Power Co., Ltd. for the Gateway Electric Quantity Measuring Devices (Trial). The electric quantity measuring devices failing to pass the acceptance inspection shall not be put into use. The second return circuit connecting terminal, the testing terminal and the kilowatt-hour meter container, etc., shall have the conditions to meet the requirement for sealing up.

6.2.2

The measurement of electric quantity at the gateway shall be measured by the electronic multi-functional kilowatt-hour meter which shall have the bi-directional active power (accuracy degree is 0.2S) and 4-motion-control inactive power (accuracy degree is 2.0) measuring functions. the kilowatt-hour meter shall have functions for the settlement of tariff.

6.2.3

For gateway electric quantity measuring devices which have not been inspected according to relevant requirements, a qualified electric quantity measuring agency shall be appointed to check such devices. If an electric quantity measuring device fails to meet the technical specifications set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000) and the Technical Regulations of Fujian Province Electric Power Co., Ltd. for the Gateway Electric Quantity Measuring Devices due to historical reasons, technical measures shall be taken to renovate it. Once renovated, a written application, together with the diagram of the renovated gateway electric quantity measuring device, shall be filed for conducting an acceptance inspection. The Parties agree that the electric quantity at the gateway, before the electric quantity measuring device has been renovated, shall be subject to error calibration in accordance with the relevant state measurement regulations and relevant provisions. The electric quantity shall be calculated in retrospect from the date of the execution of the Contract.

Details in respect of existing problems with and the renovation of the gateway electric quantity measuring device are set out in Schedule 2 (not including problems with the gate mutual inductor; whether the gate mutual inductor is qualified or not shall be determined by testing).

6.2.4

The Seller shall establish electric quantity checking points, which shall in principle be deployed at the bus of the same voltage at the place where the gate electric quantity measuring device is located. The configuration of the electric quantity measuring device for the checking purpose shall follow the technical requirements of the gate electric quantity measuring device.

6.3	Inspection and operation management of electric quantity measuring devices

6.3.1

The electric quantity measuring devices shall be inspected and tested by a qualified electric quantity measurement agency, and be installed and put into use only when they have passed such inspection and testing. Costs incurred shall be borne by the Seller.

6.3.2

The periodic inspection (by turn) and periodic on-spot inspection of electric quantity measuring devices shall be conducted by a qualified electric quantity measurement agency appointed jointly by the Seller and the Buyer. Costs incurred shall be borne by the Seller. The Seller shall render assistance to the operation and management work.

6.3.3

The periodic inspection (by turn) and periodic on-spot inspection of electric quantity measuring devices shall be conducted in accordance with relevant standards, rules and regulations of the state and the power industry.

6.3.4

The electric quantity measuring devices shall be sealed up and affixed with official seals after the inspection and testing. Without the other Party’s consent, no Party shall be allowed to willfully break the seal, make changes to the electric quantity measuring devices or interconnecting lines, or replace its components. If a Party has been found to have broken the seal, made changes to the electric quantity measuring devices or interconnecting lines, or replaced its components, which results in inaccurate measurement of electric quantity, the breaching Party shall, apart from returning relevant tariff, bear relevant consequences and liabilities.

6.3.5

To prevent inaccurate measurement of electric quantity caused by severance of PT/CT, the Seller shall ensure electric quantity balance of the bus at the place where the electric quantity measuring device is located on a monthly basis.

6.3.6

Either Party may, at any time, request an additional inspection or test of an electric quantity measuring device apart from the periodic or periodic on-spot inspections. The costs incurred shall be borne by the Party requesting the additional inspection or test.

6.4	Measurement error

If a Party is aware that the measurement of an electric quantity measuring device is inaccurate, or occurs breakdown, it shall promptly notify the other Party. The Parties shall consult each other and find a solution as soon as possible. The Parties may determine the electric quantity of the period of breakdown or inaccurate measurement according to any reference data. If there is no sufficient basis to determine the electric quantity occurred during the period of breakdown or inaccurate measurement, it shall be separately determined by the Parties through consultations.

7	Electric Quantity Measurement

7.1	Electric Quantity Measurement

on-grid electric quantity = electric quantity transmitted to the grid by the Liexi electric transformation station (301 + 302)

grid supply electric quantity = electric quantity transmitted from the grid of Liexi electric transformation station (301 + 302) to the Banzhu Hydroelectric Station

8	Electricity Fees and Payment Settlement

8.1	Electricity Fees Calculation

	8.1.1	All fees between both Parties shall be denominated and paid in RMB.

	8.1.2	On-grid electricity fees

The on-grid electricity feesshall be calculated according to the formula below:

On-grid electricity fees = On-grid electric quantity × corresponding on-grid tariff

On-grid electric quantity and corresponding on-grid tariff shall be determined according to Clause 7 and Clause 5 of this Contract.

8.2	Settlement Procedures of On-grid Electric Quantity and Electricity Fees

	8.2.1	Meter Reading and Confirmation

The meter-reading time shall be zero hour of 28th each month. The electric quantity at all metering points set out in Clause 6.1 shall be recorded when the meter-reading is conducted. Electric quantity shall be determined by the figures shown in the meter. If the remote reading through the tariff calculation system can satisfy the requirement of tariff settlement, such reading can be used for tariff settlement, provided that on-site meter reading shall be conducted every three months for the purpose of checking. If the remote reading through the tariff calculation system is different from figures shown in the kilowatt-hour meter, the latter shall prevail. The above figures shall be subject to the signing confirmation and archival filing of the Seller and the electric power industry bureau to which the Buyer A belongs.

After meter reading, the Seller shall fill in the Pre-settlement List of Electric Quantity and Fees and fax it to the Buyer A with its official seal affixed in the next day of the meter reading. The Buyer A shall confirm the on-grid electric quantity with the Seller prior to the 5th of the following month, and complete differentiation and verification of the purchased electric quantity with the Buyer B.

	8.2.2	Calculation, Checking, Adjustment and Confirmation of Electricity Fees

After the confirmation of the on-grid electric quantity, the Seller and the Buyer shall calculate, check, adjust and confirm the on-grid electricity fees. The Buyer A and B shall complete the work in relation to the calculation, checking, adjustment and confirmation of the on-grid electricity fees with the Seller within 5 Business Days from the date on which the purchased electric quantity is confirmed.

	8.2.3	Payment of Electricity Fees

Given the relevant taxation regulations and requirements regarding financial cost, after the meter reading on 28th of every month, the Seller shall issue a VAT invoice (issue date shall be in the month in which the meter reading is conducted) according to the Pre-settlement List of Electric Quantity and Fees filled in by it, and send such invoice to the Buyer A and B prior to 5th of next month. The Buyer A and B, after receiving the original copy of the VAT invoice, shall pay 50% of the on-grid electricity fees within 5 Business Days of the on-grid electricity fees confirmation date, and pay off the on-grid electricity fees of the period within 15 Business Days of the on-grid electricity fees confirmation date. If there is any difference between the electricity fees indicated on the VAT invoice issued by the Seller for that month and the electricity fees confirmed by the Buyer for that month, both the Buyer and the Seller shall settle any difference during the electricity fees settlement next month. The Seller and the Buyer shall complete the annual electricity fees settlement work prior to February 10 of the following year.

8.3	Form of Payment

The Buyer may elect any of the following methods to pay the electricity fees:

(1)

By cheque and remittance settlement method. The Buyer shall directly remit the fees to the bank account indicated on the Seller’s VAT invoice. In case of any change of the Seller’s account number, the Seller shall promptly notify the Buyer in writing, otherwise the losses caused therefrom shall be borne by the Seller;

(2)

By commercial bill (bank acceptance bill and commercial acceptance bill). In case of such payment form, the issue date of the commercial acceptance bill shall meet the requirements related to the payment time as agreed in the contract. Any interests or service fees arising therefrom shall be borne by the Buyer (which means the Buyer shall pay the interests). The Buyer shall designate a discount bank (a closed-end discount).

8.4	Confirmation and Clearance of Liquidated Damages

	8.4.1	The Buyer and the Seller shall confirm the liquidated damages specified in the Grid Connection and Dispatching Agreement.

	8.4.2	The electric quantity for assessment specified in the Grid Connection and Dispatching Agreement shall be calculated together with tariff.

8.5	Payment of the Fees for Grid Supply Electric Quantity

The Seller shall sign a power supply and use agreement with Ningde Electric Power Industry Bureau to which the Buyer belongs, and pay the fees according to the grid supply electric quantity and the regulated tariff on monthly basis.

8.6	Data and Record

The Seller and the Buyer agree to respectively keep the original data and records for checking the accuracy of the statements, recorded examinations or calculations to a reasonable extent according to this Contract.

9	Force Majeure

9.1

If the occurrence of the Event of Force Majeure totally or partially prevents a Party performing any of its obligations under this Contract, such Party may suspend performing its obligations, provided that:

	(1)	the extent to and time period for the obligation suspension shall not exceed the extent and time period as reasonably required for eliminating the impact caused by the Event of Force Majeure;

	(2)	the Party which is affected by the Event of Force Majeure shall continue its other obligations under this Contract which are not affected by the Event of Force Majeure;

	(3)	once the Event of Force Majeure ends, such Party shall resume the performance of this Contract as soon as possible.

9.2

If any Party is prevented from performing this Contract due to any Event of Force Majeure, such Party shall notify the other Party in writing as soon as possible, indicating the occurrence date of the Event of Force Majeure, the time period during which the Event of Force Majeure is estimated to last, the nature of the event, the impact on the performance of such Party of this Contract, and any measures that have been taken by such Party to reduce the impact of such Event of Force Majeure.

The Party which is affected by any Event of Force Majeure shall provide the other Party with an evidential document in relation to the occurrence of the Event of Force Majeure within 30 days from the date on which such event occurs (in case of interruption of communication, from the date on which the communication resumes).

9.3

Both Parties affected by the Event of Force Majeure shall take reasonable steps to reduce the losses suffered by one or both of the Parties. Both Parties shall negotiate and implement remedial plans and reasonable alternative measures in a timely manner in order to reduce or eliminate the impact of the Event of Force Majeure.

If the Party which is affected by the Event of Force Majeure fails to make its best efforts to take reasonable measures to mitigate the influence of the Event of Force Majeure, such Party shall bear any additional losses caused by such act.

9.4

If the Event of Force Majeure prevents a Party from performing its obligations for more than 60 days, the Parties shall negotiate the conditions to continue this Contract or terminate this Contract. If both Parties fail to reach an agreement on the conditions to continue this Contract or on the termination of this Contract within 1 year from the occurrence of the Event of Force Majeure, any Party has the right to notify the other Party to terminate this Contract, unless otherwise provided in this Contract.

10	Default Liability

10.1

Any Party’s failure to perform its obligations under this Contract or perform its obligations according to this Contract shall be deemed as a breach of contract. The defaulting Party shall be liable to continue to perform or take any remedial steps or compensate any loss for the non-defaulting Party.

10.2

Where a Party breaches the Contract, the other Party shall take any proper measure to prevent losses from aggravating. If such Party fails to take proper measures, resulting in the aggravation of losses, it shall not claim any compensation against the defaulting Party in respect of such aggravated losses.

10.3	If the Seller fails to provide settlement invoice and other settlement materials accurately and timely according to Clause 8, the Buyer may extend the electricity fees payment date accordingly.

10.4

If the payment payable by a Party to the other Party as prescribed in this Contract is not paid, the liquidated damages shall be paid to the other Party at a rate of 0.02% of the unpaid amount for each day elapsed.

10.5	If any Party breaches the confidentiality obligations as agreed in Clause 15 of this Contract, resulting in any losses to the other Party, it shall compensate the other Party for such losses.

10.6	The Buyer has the right to suspend or terminate this Power Purchase and Sale Contract and will not bear any default liability in the event that:

(1) there is any defect in the administrative approval procedures in respect of the power plant of the Seller;

(2) the Seller fails to perform any legal obligation, as a result of which the government requires the Buyer to cease the electricity purchase;

(3) the Buyer implements detailed administrative acts of the government.

11	Effectiveness and Term of the Contract

11.1

This Contract shall come into force upon the execution by the legal representatives or authorized representatives of both Parties and affixture of seals by both Parties and effectiveness of the Grid Connection and Dispatching Agreement.

11.2	The term of this Contract shall be from the effective date to 31 December 2010.

11.3

Both Parties shall negotiate issues in respect of the renewal of this Contract 3 months prior to the expiry of this Contract. If no negotiation for renewal has been conducted by both Parties upon the expiry of this Contract and neither Party expresses any disagreement in writing in respect of the Contract (i.e. request for renewal), the Contract shall extend three year automatically. During the extended period, if a Party gives the other Party any disagreement (i.e. request for renewal), this Contract shall be automatically terminated from the date on which the written disagreement (i.e. request for renewal) is served to the other Party and the Parties shall execute a separate contract.

12	Applicable Law

12.1	The execution, effectiveness, construction, performance and dispute settlement in respect of this Contract shall be governed by PRC law.

13	Alteration, Transfer and Termination of the Contract

13.1	Any alteration, revision and supplementary to this Contract shall be in writing and the conditions for effectiveness shall the same as Clause 11.1.

13.2

The Seller and the Buyer expressly agree that neither of them has the right to transfer all or part of its rights and obligations under this Contract to a third party without prior written consent of the other Party.

13.3	During the term of this Contract, both Parties agree to make adjustments to relevant clauses of this Contract in the event of:

(1) any change of relevant state laws, regulations, rules and policies;

(2) any promulgation of rules, measures or regulations related to the electricity market by the State Electricity Regulatory Commission.

13.4	Termination of Contract

In case of occurrence of any of following events, the other Party has the right to terminate this Contract within 10 days after sending a termination notice:

(1) a Party becomes bankrupt or is the subject of proceedings for liquidation or its business license is revoked;

(2) a Party is merged with another entity or transfers all or most of its assets to another entity and the existing entity is unable to reasonably bear all of its obligations under this Contract;

(3) the Grid Connection and Dispatching Agreement entered into by both Parties is terminated;

(4)

the Seller is unable to transmit electricity safely for a successive 60 days according to this Contract, or the Buyer is unable to accept electricity for a successive 60 days according to this Contract (unless it is caused by Force Majeure).

14	Dispute Settlement

14.1

Any dispute arising out of or in relation to the performance of this Contract shall be first settled by both Parties through negotiation. If no agreement can be reached within 30 days, either Party may submit the dispute to the relevant authorities of Fujian Province for mediation. It may be submitted to electricity regulatory authority or relevant Fujian authority for mediation. If no agreement can be reached within 60 days through mediation, the Parties agree to submit such dispute to Fuzhou Arbitration Commission for arbitration. The arbitral award shall be final and binding on the Parties.

14.2	During the arbitration, except the dispute in question, the Parties shall continue to perform other parts of this Contract.

15	Miscellaneous

15.1	Confidentiality

Both Parties shall treat as confidential any materials and documents which are acquired from the other Party and could not be obtained from public domain. Without the consent of such other Party which provides such materials and documents, the Party shall not divulge any or all of such materials and documents to any third party, unless as otherwise required by the state.

15.2	Schedules of Contract

Schedule 1: Power Station Metering Point Diagram

The schedules to this Contract constitute integral parts of this Contract, and have the equal legal effect with this Contract.

15.3	Entire Agreement

This Contract and its schedules constitute the entire agreement between the Parties in respect of the subject of this Contract, and shall supersede any prior discussions, negotiations, agreements and contracts between the Parties concerning this Contract.

15.4	Notice and Delivery

Any notice, document and standard bill in connection with this Contract shall be in writing. They shall be deemed as received when the receiver signs for confirmation if they are sent by registered email, express mail or personal delivery. They shall be deemed as received when they are sent and received by fax. All notices, documents and standard bills shall come into force when they have been delivered or received. All notices, bills, materials or documents shall be sent to the addresses provided below in this Contract, or to the revised address where one Party notify the other Party of any change of its address.

15.5	Counterparts

This Contract shall be executed in 12 original copies. The Buyer will hold 6 copies and the Seller will hold 4 copies. The remaining 2 copies shall be submitted to the competent electric regulatory authority for record.

Buyer: Fujian Province Electric Power Co., Ltd. (seal)	Seller: Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (seal)

Representative: Xu Xinsheng (seal)	Representative: (seal)

Date and Place of Execution of the Contract: 18 August 2008, in Fuzhou City

Schedule 1

Schedule 2

Problems with Electric Quantity Measuring Device at Gateways and
Improvement Requirements of Banzhu Hydroelectric Station

1	Installation and Removal of Kilowatt-hour Meters at Gateway

The gateway metering points of Banzhu power station are located at switches 301 and 302 of Liexi transformer. The accuracy degree of the kilowatt-hour meters is 0.5S which is not in compliance with the requirements of the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). Such meters shall be replaced by the multi-functional kilowatt-hour meters with the accuracy degree of 0.2S and necessary functions which can meet settlement requirements.

2	Installation and Removal of Mutual Inductor

(1)

The degree of the metering winding of the current mutual inductor is 0.2 which is not in compliance with the requirements of the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). It shall be replaced in order to have a degree of 0.2S.

3	Measuring Form and Line Connection

Systems at 301 and 302 are a kind of neutral point insulation system at which the three-phase three-line measuring method is currently used, but the simple three-line connection method is used between the current mutual inductors and the kilowatt-hour meters, which is not in compliance with the requirements of the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). Such connection method shall be replaced by four-line connection method.

4	Sealed-off of the Second Return Circuit

(1) All contact points of the second return circuit at the gateway metering points are exposed and cannot be sealed off.

(2)

A cabinet which can be sealed shall be installed in the mutual inductor’s on-site terminal box in order to seal off the contact points of the second return circuit at the metering points. The secondary cable of the return circuit at the metering points shall be directly connected to the screen of the kilowatt-hour meter.

(3)

The screen of the kilowatt-hour meter shall be replaced by electric quantity metering screen which can be sealed off. The front and back cabinet doors of the electric quantity metering screen at all gateway metering points shall be installed with a pair of lead seal poles.